SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated August 31, 2020 announcing results for the quarter ended June 30, 2020
●	Second quarter earnings call presentation

Ferroglobe Reports Results for the Second Quarter of 2020

Sales of $250.0 million; Net loss of $(14.0) million; Adjusted EBITDA of $22.4 million

●	Q2 sales of $250.0 million compared to $311.2 million in Q1 2020, and $409.5 million in Q2 2019
●	Q2 net loss of $(14.0) million compared to $(49.1) million in Q1 2020, and $(43.7) million in Q2 2019
●	Adjusted EBITDA of $22.4 million compared to $(17.6) million in Q1 2020 and $5.0 million in Q2 2019
●	Gross debt of $451 million at the end of Q2 2020, compared to $443 million at the end of Q1 2020
●	Cash generation of $8.7 million driven by positive operating cash flow of $38.1 million
●	Continued improvement in working capital during the quarter by $26.2 million

LONDON, August 31, 2020 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the second quarter of 2020.

Q2 2020 Earnings Highlights

In Q2 2020, Ferroglobe posted a net loss of $(14.0) million, or $(0.07) per share on a fully diluted basis. On an adjusted basis, the Q2 2020 net loss was $(11.1) million, or $(0.07) per share on a fully diluted basis.

Q2 2020 reported EBITDA was $22.1 million, up from $(20.2) million in the prior quarter. On an adjusted basis, Q2 2020 EBITDA was $22.4 million, up from Q1 2020 adjusted EBITDA of $(17.6) million. The Company reported an adjusted EBITDA margin of 9.0% for Q2 2020, compared to an adjusted EBITDA margin of -5.7% for Q1 2020. The improvement in margins is attributable to operational and financial management, resulting in significant cost improvement.

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
$,000 (unaudited)	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Sales	$250,004	$311,223	$409,479	$561,226	$856,870
Net (loss) profit	$(14,035)	$(49,057)	$(43,658)	$(63,093)	$(72,212)
Diluted EPS	$(0.07)	$(0.28)	$(0.24)	$(0.35)	$(0.40)
Adjusted net (loss) income attributable to the parent	$(11,064)	$(37,714)	$(22,221)	$(48,777)	$(44,115)
Adjusted diluted EPS	$(0.07)	$(0.22)	$(0.13)	$(0.30)	$(0.26)
Adjusted EBITDA	$22,413	$(17,617)	$5,035	$4,796	$8,362
Adjusted EBITDA margin	9.0%	-5.7%	1.2%	0.9%	1.0%

Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Given the unprecedented operating environment created by COVID-19, the business has endured a number of challenges during the quarter.  However, our ability to react quickly and leverage our assets to drive down costs, resulted in continued improvement in our financials during the quarter.”  Dr. Levi added, “With the looming uncertainties ahead of us, we will continue to take the actions necessary to navigate these times.  Simultaneously, we are committed to executing our new strategic plan and have commenced with a number of initatives in the near term. This three year plan is expected to contribute $150 million of incremental EBITDA and improve cash by $70 million.”

Cash Flow and Balance Sheet

Cash generated from operations during Q2 2020 was $38.1 million, with an improvement in working capital positively impacted by a decrease in trade receivables, offset by a decrease in payables and an increase in inventories. Working capital decreased by $27 million, from $348 million as of March 31, 2020 to $321 million at June 30, 2020.

Gross debt was $451 million as of June 30, 2020, up from $443 million as of March 31, 2020, primarily as a result of the $11 million interest accrued on the group’s senior unsecured notes (the “Notes”), due to be paid on August 31, 2020.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “A slowdown across all of our core product categories resulted in a decline in our second quarter sales by 20% compared to the prior quarter, reflecting the impact of COVID-19 on the business. By continuing to make operational changes and focusing on cost reduction, however, we managed to return the business to positive EBITDA. Furthermore, our diligent management of the business led to further working capital reduction and an improvement in our cash balance.” Ms. García-Cos added, “The new strategic plan provides us a roadmap to drive profitability through the cycle and continued improvement in our cash generation.”

COVID-19

Since January 2020, the COVID-19 pandemic has spread to various jurisdictions where the Company does business. The Company has been monitoring the evolving situation, and consequent emerging risk. Among other steps, the Company has implemented a coronavirus crisis management team, which has been meeting regularly to ensure the Company and its subsidiaries take appropriate action to protect all employees and ensure business continuity.

While it is difficult to forecast all the impacts of the COVID-19 pandemic, at the present time the Company’s day-to-day operations continue without being materially affected and the pandemic is not causing disruption in our business and supply chains.  As they evolve, however, such impacts could have a material adverse effect on our business, results of operations and financial condition.

During the second quarter demand for our products was adversely impacted by COVID-19. The Company is continuously evaluating how evolving customer demand and sales price evolution stand to affect the Company’s business and results in the next twelve months.

In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raise substantial doubt as to the Company’s ability to continue as a going concern in the one year period after the date of the issuance of these interim financial statements. For this interim financial statement, the evaluation was updated. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products, it is difficult to forecast the level of trading activity and hence cash flow in the next twelve months. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but our downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the next twelve months. The key assumption underlying this assessment is a forecast recovery in trading activity in the latter part of 2020.

Additionally, the Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding senior Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur, but the matter it is not within the Company’s control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations. Management is pursuing additional sources of financing to increase liquidity to fund operations.

Subsequent events

The Company sold CO2 emission rights during July and August. This resulted in proceeds of approximately $33 million. The Company is closely monitoring demand levels to determine appropriate production levels and gauge the quantum of CO2 emission rights that will need to be reacquired in the latter part of 2020 and/or in 2021.

Discussion of Second Quarter 2020 Results

The Company notes that the financial results presented for the second quarter and year to date as of June 30, 2020 are unaudited and may be subsequently adjusted for items including impairment of goodwill and long-lived assets. Management is continually assessing the potential impacts of COVID-19 and the Company’s pending new strategy, and will make such adjustments as and when required.

Sales

Sales for Q2 2020 were $250.0 million, a decrease of 19.7% compared to $311.2 million in Q1 2020. For Q2 2020, total shipments were down 24.1% and the average selling price was up 7.0% compared with Q1 2020.

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2020	March 31, 2020	Change	June 30, 2019	Change	June 30, 2020	June 30, 2019	Change
Shipments in metric tons:
Silicon Metal	47,884	53,321	-10.2%	54,084	-11.5%	101,205	116,353	-13.0%
Silicon-based Alloys	39,479	60,932	-35.2%	79,264	-50.2%	100,411	161,065	-37.7%
Manganese-based Alloys	55,290	73,724	-25.0%	99,555	-44.5%	129,014	203,224	-36.5%
Total shipments*	142,653	187,977	-24.1%	232,903	-38.8%	330,630	480,642	-31.2%

Average selling price ($/MT):
Silicon Metal	$2,215	$2,212	0.1%	$2,320	-4.5%	$2,213	$2,340	-5.4%
Silicon-based Alloys	$1,537	$1,474	4.3%	$1,572	-2.2%	$1,499	$1,621	-7.5%
Manganese-based Alloys	$1,088	$973	11.8%	$1,188	-8.4%	$1,022	$1,180	-13.4%
Total*	$1,591	$1,487	7.0%	$1,582	0.6%	$1,531	$1,609	-4.8%

Average selling price ($/lb.):
Silicon Metal	$1.00	$1.00	0.1%	$1.05	-4.5%	$1.00	$1.06	-5.4%
Silicon-based Alloys	$0.70	$0.67	4.3%	$0.71	-2.2%	$0.68	$0.74	-7.5%
Manganese-based Alloys	$0.49	$0.44	11.8%	$0.54	-8.4%	$0.46	$0.54	-13.4%
Total*	$0.72	$0.67	7.0%	$0.72	0.6%	$0.69	$0.73	-4.8%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q2 2020, total product average selling prices increased by 7.0% versus Q1 2020. Q2 average selling prices of silicon metal increased 0.1%, silicon-based alloys prices increased 4.3%, and manganese-based alloys prices increased 11.8%.

Sales volumes in Q2 declined by 24.1% versus the prior quarter. Q2 sales volumes of silicon metal decreased 10.2%, silicon-based alloys decreased 35.2%, and manganese-based alloys decreased 25.0% versus Q1 2020.

Cost of Sales

Cost of sales was $153.3 million in Q2 2020, a decrease from $243.4 million in the prior quarter. Cost of sales as a percentage of sales decreased to 61.3% in Q2 2020 versus 78.2% for Q1 2020, an improvement mainly due to lower energy prices in Europe, lower raw material costs including manganese ore, and optimizing economics by allocating production curtailments to the least cost-competitive plants.

Other Operating Expenses

Other operating expenses amounted to $35.9 million in Q2 2020, a decrease from $40.1 million in the prior quarter. This decrease is primarily attributable to a decrease in commercial expenses resulting from lower sales volume.

Net Loss Attributable to the Parent

In Q2 2020, net loss attributable to the Parent was $12.1 million, or $(0.07) per diluted share, compared to a net loss attributable to the Parent of $47.9 million, or $(0.28) per diluted share in Q1 2020.

Adjusted EBITDA

In Q2 2020, adjusted EBITDA was $22.4 million, or 9.0% of sales, compared to adjusted EBITDA of $(17.6) million, or -5.7% of sales in Q1 2020, primarily due to higher pricing and lower costs incurred in Q2 2020.

Conference Call

Ferroglobe management will review the second quarter during a conference call at 9:00 a.m. Eastern Time on September 1, 2020.

The dial-in number for participants in the United States is 877-293-5491 (conference ID 3128367). International callers should dial +1 914-495-8526 (conference ID 3128367). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/a4i7n7ab.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

Louie Toma

Managing Director

Hayden IR

Tel: 1-774-291-6000

Email: louie@haydenir.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Sales	$250,004	$311,223	$409,479	$561,226	$856,870
Cost of sales	(153,291)	(243,360)	(292,432)	(396,651)	(621,800)
Other operating income	10,160	7,768	14,530	17,928	28,551
Staff costs	(48,912)	(55,097)	(74,852)	(104,009)	(149,115)
Other operating expense	(35,953)	(40,067)	(62,924)	(76,020)	(116,841)
Depreciation and amortization charges, operating allowances and write-downs	(27,459)	(28,668)	(30,204)	(56,127)	(60,574)
Impairment losses	—	—	(1,195)	—	(1,335)
Other gain (loss)	85	(671)	275	(586)	(122)
Operating (loss) profit	(5,365)	(48,872)	(37,323)	(54,239)	(64,366)
Net finance expense	(16,693)	(16,484)	(15,047)	(33,177)	(28,870)
Financial derivatives (loss) gain	—	3,168	(295)	3,168	969
Exchange differences	2,633	2,436	5,080	5,069	3,601
(Loss) profit before tax	(19,425)	(59,753)	(47,585)	(79,179)	(88,666)
Income tax benefit (expense)	5,390	10,696	4,890	16,086	13,100
(Loss) profit for the period from continuing operations	(14,035)	(49,057)	(42,695)	(63,093)	(75,566)
Profit for the period from discontinued operations	—	—	(963)	—	3,354
(Loss) profit for the period	(14,035)	(49,057)	(43,658)	(63,093)	(72,212)
Loss (profit) attributable to non-controlling interest	1,928	1,159	2,835	3,087	4,559
(Loss) profit attributable to the parent	$(12,107)	$(47,898)	$(40,823)	$(60,006)	$(67,653)

EBITDA	$22,093	$(20,204)	$(7,119)	$1,888	$(3,792)
Adjusted EBITDA	$22,413	$(17,617)	$5,035	$4,796	$8,362

Weighted average shares outstanding
Basic	169,254	169,249	169,123	169,252	169,123
Diluted	169,254	169,249	169,123	169,252	169,123

(Loss) profit per ordinary share
Basic	$(0.07)	$(0.28)	$(0.24)	$(0.35)	$(0.40)
Diluted	$(0.07)	$(0.28)	$(0.24)	$(0.35)	$(0.40)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30,	March 31,	December 31,
	2020	2020	2019
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	45,655	50,373	51,267
Property, plant and equipment	677,081	689,383	740,906
Other non-current financial assets	6,404	5,683	2,618
Deferred tax assets	43,102	65,360	59,551
Non-current receivables from related parties	2,240	2,191	2,247
Other non-current assets	4,228	1,520	1,597
Non-current restricted cash and cash equivalents	28,366	28,173	28,323
Total non-current assets	836,778	872,385	916,211
Current assets
Inventories	305,438	287,258	354,121
Trade and other receivables	172,036	216,970	309,064
Current receivables from related parties	2,955	2,895	2,955
Current income tax assets	12,151	16,298	27,930
Other current financial assets	4,791	5,062	5,544
Other current assets	22,602	16,113	23,676
Cash and cash equivalents *	124,876	116,316	94,852
Total current assets	644,849	660,912	818,142
Total assets	$1,481,627	$1,533,297	$1,734,353

EQUITY AND LIABILITIES
Equity	$519,974	$525,117	$602,297
Non-current liabilities
Deferred income	4,983	9,081	1,253
Provisions	81,659	79,135	84,852
Bank borrowings	92,552	111,583	144,388
Lease liabilities	13,512	14,642	16,972
Debt instruments	345,284	344,639	344,014
Other financial liabilities	33,316	32,702	43,157
Other non-current liabilities	25,785	26,817	25,906
Deferred tax liabilities	40,162	69,084	74,057
Total non-current liabilities	637,252	687,683	734,599
Current liabilities
Provisions	37,367	34,853	46,091
Bank borrowings	245	1,369	14,611
Lease liabilities	8,592	8,932	8,900
Debt instruments	10,994	2,820	10,937
Other financial liabilities	26,318	23,101	23,382
Payables to related parties	2,056	4,572	4,830
Trade and other payables	156,053	156,634	189,229
Current income tax liabilities	2,146	1,485	3,048
Other current liabilities	80,630	86,731	96,429
Liabilities associated with assets classified as held for sale	—	—	—
Total current liabilities	324,401	320,497	397,457
Total equity and liabilities	$1,481,627	$1,533,297	$1,734,353

*Cash and cash equivalents at June 30, 2020 includes the cash balance of the group’s European A/R securitization program of $38,961 ($38,745 and $38,778 at March 31, 2020 and December 31, 2019, respectively)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019*	June 30, 2020	June 30, 2019*
Cash flows from operating activities:
(Loss) profit for the period	$(14,035)	$(49,057)	$(43,658)	$(63,092)	$(72,212)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(5,390)	(10,696)	(5,215)	(16,086)	(11,919)
Depreciation and amortization charges, operating allowances and write-downs	27,459	28,668	31,327	56,127	63,404
Net finance expense	16,693	16,484	16,145	33,177	30,901
Financial derivatives loss (gain)	—	(3,168)	295	(3,168)	(969)
Exchange differences	(2,633)	(2,436)	(5,080)	(5,069)	(3,601)
Impairment losses	—	—	1,195	—	1,335
Bargain purchase gain	—	—	—	—	—
Gain on disposal of discontinued operation	—	—	—	—	—
Share-based compensation	704	722	933	1,426	2,265
Other adjustments	(85)	671	(275)	586	122
Changes in operating assets and liabilities				—
(Increase) decrease in inventories	(12,471)	51,577	(46,950)	39,106	(46,915)
(Increase) decrease in trade receivables	45,537	83,832	(32,316)	129,369	(3,945)
Increase (decrease) in trade payables	(4,875)	(25,504)	21,625	(30,379)	(1,342)
Other	(16,287)	(11,598)	28,472	(27,885)	38,259
Income taxes paid	3,522	10,119	(540)	13,641	(2,220)
Net cash provided (used) by operating activities	38,139	89,614	(34,042)	127,753	(6,837)
Cash flows from investing activities:
Interest and finance income received	85	254	486	339	876
Payments due to investments:
Acquisition of subsidiary	—	—	—	—	—
Other intangible assets	—	—	(50)	—	(184)
Property, plant and equipment	(5,056)	(4,606)	(7,128)	(9,662)	(20,576)
Other	—	—	(627)	—	(627)
Disposals:
Disposal of subsidiaries	—	—	—	—	—
Other non-current assets	—	—	—	—	—
Other	—	—	1,638	—	3,397
Net cash (used) provided by investing activities	(4,971)	(4,352)	(5,681)	(9,323)	(17,114)
Cash flows from financing activities:
Dividends paid	—	—	—	—	—
Payment for debt issuance costs	(279)	(1,576)	—	(1,855)	(705)
Repayment of hydro leases	—	—	—	—	—
Repayment of other financial liabilities	—	—	—	—	—
Increase/(decrease) in bank borrowings:
Borrowings	—	—	39,649	—	71,499
Payments	(20,680)	(44,880)	(18,252)	(65,560)	(39,063)
Proceeds from stock option exercises	—	—	—	—	—
Amounts paid due to leases	(2,418)	(2,461)	(7,236)	(4,879)	(12,944)
Other amounts received/(paid) due to financing activities	—	3,608	—	3,608	—
Payments to acquire or redeem own shares	—	—	—	—	—
Interest paid	(1,131)	(18,824)	(3,341)	(19,955)	(21,849)
Net cash (used) provided by financing activities	(24,508)	(64,133)	10,820	(88,641)	(3,062)
Total net cash flows for the period	8,660	21,129	(28,903)	29,789	(27,013)
Beginning balance of cash and cash equivalents	144,489	123,175	216,647	123,175	216,647
Exchange differences on cash and cash equivalents in foreign currencies	93	185	321	278	(1,589)
Ending balance of cash and cash equivalents	$153,242	$144,489	$188,065	$153,242	$188,045
Cash from continuing operations	124,876	116,316	188,045	124,876	188,045
Non-current restricted cash and cash equivalents	28,366	28,173	—	28,366	—
Cash and restricted cash in the statement of financial position	$153,242	$144,489	$188,045	$153,242	$188,045

* While in previous periods Ferroglobe presented interest paid as cash flows from operating activities, management deems interest paid as among activities that alter the borrowing structure of the Company and therefore most appropriately presented as among financing activities. This change allows for a more fair presentation of cash flow to users of the financial statements. Previous periods have been restated in order to show interest paid as net cash used in financing activities.

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
(Loss) profit attributable to the parent	$(12,107)	$(47,898)	$(40,823)	$(60,006)	$(67,653)
(Loss) profit for the period from discontinued operations	—	—	963	—	(3,354)
Loss (profit) attributable to non-controlling interest	(1,928)	(1,159)	(2,835)	(3,087)	(4,559)
Income tax (benefit) expense	(5,390)	(10,696)	(4,890)	(16,086)	(13,100)
Net finance expense	16,693	16,484	15,047	33,177	28,870
Financial derivatives loss (gain)	—	(3,168)	295	(3,168)	(969)
Exchange differences	(2,633)	(2,436)	(5,080)	(5,069)	(3,601)
Depreciation and amortization charges, operating allowances and write-downs	27,459	28,668	30,204	56,127	60,574
EBITDA	22,093	(20,205)	(7,119)	1,888	(3,792)
Impairment	—	—	—	—	—
Revaluation of biological assets	—	—	—	—	—
Contract termination costs	—	—	9,260	—	9,260
Restructuring and termination costs	—	—	2,894	—	2,894
Energy: France	(55)	125	—	70	—
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	155	—	155	—
Other Idling Costs	375	2,308	—	2,683	—
(Loss)profit on disposal of non-core businesses	—	—	—	—	—
Adjusted EBITDA	$22,413	$(17,617)	$5,035	$4,796	$8,362

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
(Loss) profit attributable to the parent	$(12,107)	$(47,898)	$(40,823)	$(60,006)	$(67,653)
Tax rate adjustment	826	8,425	10,337	9,250	15,273
Impairment	—	—	—	—	—
Revaluation of biological assets	—	—	—	—	—
Contract termination costs	—	—	6,297	—	6,297
Restructuring and termination costs	—	—	1,968	—	1,968
Energy: France	(37)	85	—	48	—
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	105	—	105	—
Other Idling Costs	255	1,569	—	1,824	—
(Loss) profit on disposal of non-core businesses	—	—	—	—	—
Adjusted (loss) profit attributable to the parent	$(11,064)	$(37,714)	$(22,221)	$(48,777)	$(44,115)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Diluted (loss) profit per ordinary share	$(0.07)	$(0.28)	$(0.24)	$(0.35)	$(0.40)
Tax rate adjustment	0.00	0.05	0.06	0.05	0.09
Impairment	—	—	—	—	—
Revaluation of biological assets	—	—	—	—	—
Contract termination costs	—	—	0.04	—	0.04
Restructuring and termination costs	—	—	0.01	—	0.01
Energy: France	(0.00)	0.00	—	0.00	—
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	0.00	—	0.00	—
Other Idling Costs	0.00	0.01	—	0.01	—
(Loss) profit on disposal of non-core businesses	—	—	—	—	—
Adjusted diluted (loss) profit per ordinary share	$(0.07)	$(0.22)	$(0.13)	$(0.30)	$(0.26)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2020

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 31, 2020 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q2 2020 Business review Q2 2020 Financial review Update on strategic plan Appendix — supplemental information

Opening Remarks Despite a challenging operating backdrop, Q2 results reflect successful financial and operational adjustments and sound execution Operational flexibility and continuous cost cutting measures critical to offset decline in sales due to COVID-19 3-year strategic plan finalized — first set of key initiatives underway

I. Q2 2020 Business Review

Key highlights Q2-2020 results: Sales of $250 million, compared to $311.2 million in Q1-2020 and $409.5 million in Q2-2019 Adjusted EBITDA of $22.4 million, compared to $(17.6) million in Q1-2020 and $5.0 million in Q2-2019 Cash generation of $8.7 million driven by a positive operating cashflow of $38.1 million Net loss of $(14.0) million, compared to a net loss of $(49.1) million in Q1-2020 and net loss of $(43.7) in Q2-2019 Key drivers impacting quarterly results: Continued cost savings through operational changes offsetting decline in sales and driving margin improvement. Operational savings of $16.3 million during the quarter. Continued improvement in working capital $321 million as of Jun. 30, 2020, a decrease of $27 million, from the Mar. 31, 2020 balance of $348 million Gross debt increased by $9 million due to the senior notes coupon accrual, with a balance of $451 million, and net debt reduced by $1 million with a balance of $298 million as of Jun. 30, 2020 Cash balance of $153 million as of Jun. 30, 2020 1 Note: Includes cash and cash equivalents of $125 million, and non-current restricted cash and cash equivalents of $28 million. Cash and cash equivalents includes the cash balance of the securitization program of $39 million.

Sequential quarters EBITDA evolution ($m) Commentary Product category snapshot ─ silicon metal Average realized price of $2,215/t in Q2-20, stable vs $2,212/t in Q1-20 Index pricing up 4% in Europe, stable in the United States Volumes declined by 10% vs Q1-20: Demand continued to deteriorate across all markets. automotive sector returns from minimal levels to about half of pre-COVID demand Cost improvement mainly due to decline in energy prices in Europe and lower raw material pricing in France End market weakness continues to impact utilization rates across the aluminium and polysilicon sectors. Some positive signals beginning to emerge; foundries are anticipating higher activity in late Q3. Chemical customers in Europe anticipating some near-term slowdown after relatively strong first half of 2020 Volume trends Pricing trends ($/mt) 81,686 93,364 62,269 54,084 60,225 63,113 53,321 47,884 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 US Index ($) EU Index ($) Ferroglobe Avg Price ($) 3.5 11.9 (0.8) 0.3 8.9 Q1-20 Volume Price Cost Q2-20

Product category snapshot: Silicon-based alloys Average realized price of $1,537/t in Q2-20, up 4% from Q1-20, primarily driven by ferrosilicon Overall, weaker demand from steel mills adversely pressuring index prices Volume drop of 35% vs Q1-20; steel production significantly lower in Europe, and hence the demand for ferrosilicon is also at very low levels Cost improvements attributable to decrease in energy prices and optimization of production level allocating curtailments to the less efficient plants Demand to remain under pressure in the near term given limited visibility for our customers, who are also operating with lower inventories Volume trends Pricing trends ($/mt) Sequential quarters EBITDA evolution ($m) Commentary 2.3 7.9 (1.7) 2.9 4.4 Q1-20 Volume Price Cost Q2-20 75,964 81,197 81,801 79,264 69,879 64,485 60,932 39,479 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 950 1,150 1,350 1,550 1,750 1,950 2,150 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($)

Product category snapshot: Manganese-based alloys Average realized price of $1,088/t in Q2-20, up 12% from Q1-20. Mn-alloys index down 4% for FeMn and down 6% for SiMn due to weak steel industry demand; very low re-start post COVID-19 stoppages. Volume down 25% vs Q1-20 due to low prices and weak demand. Despite this decrease, positive contribution to EBITDA due to a better product mix. Positive cost impact due to lower manganese ore prices, partially offset by lower fixed absorption cost General economic slowdown resulting in lower levels of steel production and impacting demand for manganese alloys Volume trends Pricing trends ($/mt) Sequential quarters EBITDA evolution ($m) Commentary 98,280 147,445 103,669 99,555 93,996 95,235 73,724 55,290 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 910 1,110 1,310 1,510 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($) (2.5) 7.0 0.3 7.0 3.0 (0.9) Q1-20 Volume Price Manganese Ore Cost Q2-20

II. Q2 2020 Financial Review

Income Statement ($’000): Q2-20 vs Q1-20 Lower demand affected by COVID-19 resulting in turnover reduction Cost of sales reduction as a consequence of lower demand, lower energy costs and continued decline in raw materials costs Staff cost decreased due to the reversal of the 2019 incentive compensation accrual Other operating expenses decrease due to lower commercial activity Consolidated Income Statement ($’000) Q2-2020 Q1-2020 vs Q Sales 250,004 311,223 (20)% Cost of sales (153,292) (243,360) (37)% Other operating income 10,160 7,768 31% Staff costs (48,912) (55,097) (11)% Other operating expenses (35,953) (40,067) (10)% Depreciation, amortisation and allowances (27,459) (28,668) (4)% Operating loss before adjustments (5,452) (48,201) (89)% Impairment losses - - - Others 85 (671) (113)% Operating loss (5,365) (48,872) (89)% Net finance expense (16,693) (16,484) 1% Financial derivatives loss - 3,168 (100)% FX differences & other gains/losses 2,633 2,436 8% Loss before tax (19,425) (59,752) (67)% Loss resulting from discontinued operations - - - Income tax 5,390 10,696 (50)% Loss (14,035) (49,057) (71)% Loss (profit) attributable to non-controlling interest 1,928 1,159 66% Loss attributable to the parent (12,107) (47,898) (75)% EBITDA 22,093 (20,204) (209)% Adjusted EBITDA 22,413 (17,617) (227)% Adjusted EBITDA% 9% (6)% 15%

* Adjusted EBITDA bridge: Q1-20 to Q2-20 ($m) Head office expense reduction is mainly driven by lower staff cost and the reversal of the accrual of the 2019 incentive compensation. Atypical includes reduced sub-activity costs by $3.3 million, indirect cost capitalized in inventories for $3.3 million and the sale of CO2 emission rights amounting $3.3 million

Balance sheet summary Notes: Financial results are unaudited Gross debt excludes bank borrowings arising from consolidation of the A/R securitization at June 30, 2019, Mar. 31, 2020, and Jun. 30, 2020 Capital is calculated as book equity plus net debt Cash and restricted cash includes the following as at the respective period ends: Mar. 31, 2020 – Unrestricted cash of $77.6 million, $38.7 million of the securitization program, and non-current restricted cash and cash equivalents of $28.3 million Jun. 30, 2020 – Unrestricted cash of $86 million, $38.9 million of the securitization program, and non-current restricted cash and cash equivalents of $28.3 million Balance sheet Q2-20201 Q1-20201 Q2-20191 Cash and Restricted Cash4 ($m) 153.2 144.5 187.7 Total Assets ($m) 1,481.6 1,533.3 2,109.2 Gross Debt2 ($m) 451.4 443.1 666.3 Net Debt2 ($m) 298.1 298.6 478.3 Book Equity ($m) 519.9 525.1 816.1 Total Working Capital ($m) 321.4 347.6 410.4 Net Debt2 / Adjusted EBITDA n.m n.m 5.04X Net Debt2 / Total Assets 20.1% 19.5% 22.7% Net Debt / Capital3 36.4% 36.3% 36.9%

Quarterly cash flow statement ($’000) Free cash flow is defined as ‘Cash Flow From Operating Activities’ less ‘Payments for Capital Expenditure’ Simplified Cash Flows $’000 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 EBITDA (7,199) (183,120) (48,482) (20,205) 22,093 Adjustments to reconcile EBITDA 2,786 179,224 2,048 1,393 620 Changes in Working capital (29,169) (58,861) 86,203 98,307 11,904 Changes in Accounts Receivables (32,316) 5,568 29,310 83,832 45,537 Changes in Accounts Payable 21,625 (10,693) (51,152) (25,504) (4,875) Changes in Inventory (46,950) 5,953 132,493 51,577 (12,471) Securitization and others 28,472 (59,689) (24,448) (11,598) (16,287) Less Cash Tax Payments (540) (846) (523) 10,119 3,522 Operating cash flow (34,122) (63,603) 39,246 89,614 38,139 Cash-flow from Investing Activities (5,681) 174,522 8,502 (4,352) (4,971) Payments for Capital Expenditure (7,128) (6,269) (5,600) (4,606) (5,056) Changes in the scope of consolidation - 180,146 (12,644) - - Others 1,447 645 26,746 254 85 Cash-flow from Financing Activities 10,820 (106,520) (114,423) (64,133) (24,508) Bank Borrowings 39,649 - 174,130 - - Bank Payment (18,252) (21,038) (269,400) (44,880) (20,680) Other amounts paid due to financing activities (7,236) (9,324) (4,363) 1,147 (2,418) Repayment of hydro leases - (55,352) - - - Payment of debt issuance costs - (2,093) (12,319) (1,576) (279) Interest Paid (3,341) (18,713) (2,471) (18,824) (1,131) Net cash flow (28,983) 4,399 (66,675) 21,129 8,660 Total cash * (Beginning Bal.) 216,627 188,045 188,043 123,175 144,490 Exchange differences on cash and cash equivalents in foreign currencies 321 ($4,401) $1,807 $187 92 Total cash * (Ending Bal.) 188,045 188,043 123,175 144,490 153,242 Free cash flow1 (41,170) (69,872) 33,646 85,008 33,083 Positive operating cash flow driven by EBITDA improvement and working capital management Bank payments relates to reduction in the senior loan of the securitization program

Consolidation of AR securitization Working capital evolution ($m) Working capital trends ($m) Main driver for the reduction of working capital is the reduction in Accounts receivable While production was adjusted to match the latest trends in demand, inventory levels suffered from this sharp drop Cash trends ($m) Note: Jun. 30, 2020 – Unrestricted cash of $86 million, $38.9 million of the securitization program, and non-current restricted cash and cash equivalents of $28.3 million 1 410 397 382 278 263 182 92 70 58 579 474 348 321 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 188 188 123 144 153 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20

Debt Evolution ($m) Gross and net debt evolution ($m) The increase in Q2-2020 gross debt is due to the coupon accrual 666 556 481 442 451 478 377 358 299 298 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Gross Debt Net Debt

Financing update COVID-19 related government funding French government (BPI) granted Ferroglobe France €4.3 million as COVID-19 related financial assistance. Refinancing of existing A/R program progressing More favourable terms and lower cost Release of cash to Ferroglobe at closing Targeted closing: September 2020 New term loan facility Potential lenders finalizing due diligence Target closing and funding: October 2020

III. Update on strategic plan

Ferroglobe’s new three-year strategic plan Strategic Objective Accelerate the return to profitability and making the business more resilient through the cycle Fundamentally change Ferroglobe to become more financially and operationally competitive in a global environment which as changed since the creation of the Company Targets Over the next 3 years: — increase baseline revenue by $175 million — increase baseline EBITDA by $150 million — improve cash position by $70 million Growth Engines Markets Leverage strong market penetration in Europe and North America to ensure scale Products Expand position in specialty and refined products in silicon, ferrosilicon and mn-alloys Increase collaboration with customers to provide tailor solutions Customers Deepen strategic relationships Increase presence in niche value accounts with high-margin Walk away from business where economics are not supported A B C Grow the core Corporate Vision: The global reference point in silicon metal and ferroalloys production, with world-class operational capabilities and customer relationships driving resiliency, competitiveness through the cycle

$45 million EBITDA contribution from commercial strategy $105 million EBITDA contribution from cost measures $70 million cash improvement from working capital improvement Strategic levers to drive results Operating model re-design Commercial strategy Footprint and product optimization Working capital improvement Continuous plant efficiency improvement, incl. new KTM initiatives Centralized procurement SG&A/corporate overhead reduction Maximizing top line Optimizing cost and capital management Organization to drive the plan

Q&A

III. Appendix — Supplemental Information

Quarterly trend – revenue contribution per family of products ($m) Quarterly trend – adjusted EBITDA ($m) Quarter sales and adjusted EBITDA ($m) Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA. ($'000) Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Silicon metal 147 125 131 137 118 106 Silicon-based alloys 137 125 104 92 90 61 Manganese-based alloys 122 118 107 100 72 60 Other Business 41 41 39 48 31 23 Total Revenue 447 409 381 377 311 250 3.3 5.0 (7.2) (30.4) (17.6) 22.5 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20

Adjusted EBITDA reconciliation ($m) ($m) Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Silicon metal 43.5 41.5 32.3 20.6 8.3 8.1 5.6 (2.6) 3.5 11.9 Silicon-based alloys 35.0 31.9 26.2 21.2 7.8 11.4 4.1 0.6 2.3 7.9 Manganese-based alloys 11.4 7.2 (8.6) (8.6) 0.9 1.9 1.7 (2.3) (2.5) 7.0 Other metals 7.6 8.5 7.0 8.0 3.3 4.3 3.7 2.9 1.4 1.7 Mines 9.8 10.8 4.2 0.3 1.5 2.2 0.7 0.8 1.7 2.5 Energy 9.6 5.6 2.4 11.4 8.1 0.8 - - - - Corporate overheads (25.4) (21.9) (20.4) (14.3) (19.2) (19.2) (18.6) (18.3) (16.8) (12.3) Minor entities, consolidation adjustments and others (1.9) 2.7 1.9 (6.5) 1.1 (3.5) (4.0) (19.2) (7.2) 3.8 Adjusted EBITDA 89.6 86.3 45.0 32.1 11.8 6.0 (6.8) (38.1) (17.6) 22.5 EBITDA from discontinued operations1 9.6 3.3 1.2 8.9 8.5 1.0 0.4 (7.7) - - Adjusted EBITDA from continuing operations 80.0 83.0 43.8 23.2 3.3 5.0 (7.2) (30.4) (17.6) 22.5

('$000) Current Non-current Total balance sheet Less operating leases Less AR securitization debt Gross debt ($’000) Gross debt Bank borrowings 245 92,552 92,797 - (58,131) 34,666 Bank borrowings: 34,665 Lease liabilities 8,592 13,512 22,104 (21,327) - 777 Asset-Based RCF (3) 34,420 Debt instruments 10,994 345,284 356,278 - - 356,278 Trade letters of credit Other financial liabilities 26,318 33,316 59,634 - - 59,634 Other bank loans 245 Total 46,149 484,664 530,813 (21,327) (58,131) 451,355 Lease liabilities: 777 Hydro leases - Other finance leases 777 Debt instruments: 356,278 Principal Senior Notes 350,000 Debt issuance costs (4,716) Accrued coupon interest 10,994 Other financial liabilities: 59,634 Reindus loan 53,139 Cross currency swap - Other government loans 6,495 Total 451,354 Gross debt at June 30, 2020 Notes: The Company adopted IFRS 16 with effect from January 1, 2019, resulting in the recognition of liabilities for operating leases. Operating leases are excluded from the Company’s presentation of gross debt consistent with the balance sheet prior to IFRS 16. A/R securitization special purpose entity consolidated at Dec. 31, 2019, resulting in on balance sheet bank borrowings of $58 million as at Jun. 30, 2020. To present gross debt on a consistent basis with prior periods these bank borrowings are excluded. Asset-Based Revolving Credit Facility stated net of unamortised debt issuance costs of 3.4 million

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2020